Exhibit 3.1

CERTIFICATE OF FORMATION

OF

JACKAL MERGER SUB A, LLC

This Certificate of Formation is being executed as of November 18, 2019, for the purpose of forming a limited liability company pursuant to the Delaware Limited Liability Company Act, 6 Del. C. §§ 18-101, et seq.

The undersigned, being duly authorized to execute and file this Certificate of Formation, does hereby certify as follows:

1.    Name. The name of the limited liability company (the “Company”) is Jackal Merger Sub A, LLC.

2.    Registered Office and Registered Agent. The address of its registered office in the State of Delaware is 251 Little Falls Drive, in the City of Wilmington, County of New Castle, 19808. The name of its registered agent at such address is Corporation Service Company.

IN WITNESS WHEREOF, the undersigned has duly executed this Certificate of Formation as of the date first above written.

/s/ Sherie Hollinger
Sherie Hollinger
Authorized Person